UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Gloria E. Gebbia
Director

Siebert Financial Corp.

535 Fifth Avenue, 4th Floor, New York, NY, 10017

(212) 644-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176109	13D/A

1.	NAMES OF REPORTING PERSONS Gloria E. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gloria E. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,544,054
	8.	SHARED VOTING POWER 17,439,200
	9.	SOLE DISPOSITIVE POWER 10,544,054
	10.	SHARED DISPOSITIVE POWER 17,439,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,439,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage of class calculated based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

CUSIP No. 826176109	13D/A

1.	NAMES OF REPORTING PERSONS John M. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION John M. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,909,091
	8.	SHARED VOTING POWER 17,439,200
	9.	SOLE DISPOSITIVE POWER 1,909,091
	10.	SHARED DISPOSITIVE POWER 17,439,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,439,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage of class calculated based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

CUSIP No. 826176109	13D/A

1.	NAMES OF REPORTING PERSONS Richard Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Richard Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 363,535
	8.	SHARED VOTING POWER 17,439,200
	9.	SOLE DISPOSITIVE POWER 363,535
	10.	SHARED DISPOSITIVE POWER 17,439,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,439,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage of class calculated based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

CUSIP No. 826176109	13D/A

1.	NAMES OF REPORTING PERSONS David Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION David Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,397,318
	8.	SHARED VOTING POWER 17,439,200
	9.	SOLE DISPOSITIVE POWER 1,397,318
	10.	SHARED DISPOSITIVE POWER 17,439,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,439,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage of class calculated based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

CUSIP No. 826176109	13D/A

1.	NAMES OF REPORTING PERSONS Kimberly Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kimberly Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,689,592
	8.	SHARED VOTING POWER 17,439,200
	9.	SOLE DISPOSITIVE POWER 2,689,592
	10.	SHARED DISPOSITIVE POWER 17,439,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,439,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage of class calculated based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

CUSIP No. 826176109	13D/A

Item 1. Security and Issuer.

This Amendment 20 to Schedule 13D (this "Amendment") amends Amendment 19 to Schedule 13D filed on December 21, 2022.

Amendment 19 to Schedule 13D amended Amendment 18 to Schedule 13D filed on January 13, 2022. Amendment 18 to Schedule 13D amended Amendment 17 to Schedule 13D filed on April 8, 2021. Amendment 17 to Schedule 13D amended Amendment 16 to Schedule 13D filed on March 19, 2021. Amendment 16 to Schedule 13D amended Amendment 15 to Schedule 13D filed on June 24, 2020. Amendment 15 to Schedule 13D amended Amendment 14 to Schedule 13D filed on April 20, 2020. Amendment 14 to Schedule 13D amended Amendment 13 to Schedule 13D filed on February 7, 2020. Amendment 13 to Schedule 13D amended Amendment 12 to Schedule 13D filed on January 17, 2020. Amendment 12 to Schedule 13D amended Amendment 11 to Schedule 13D filed on January 10, 2020. Amendment 11 to Schedule 13D amended Amendment 10 to Schedule 13D filed on December 18, 2019. Amendment 10 amended Amendment 9 to Schedule 13D filed on September 30, 2019. Amendment 9 amended Amendment 8 to Schedule 13D filed on May 9, 2019. Amendment 8 amended Amendment 7 to Schedule 13D filed on April 4, 2019. Amendment 7 amended Amendment 6 to Schedule 13D filed on January 2, 2019. Amendment 6 amended Amendment 5 to Schedule 13D filed on September 11, 2018 (“Amendment 5”). Amendment 5 amended the amended and restated Schedule 13D filed on April 25, 2018 as Amendment 4 (the “Amended and Restated Schedule 13D”), by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”), Gloria E. Gebbia, the Managing Member of KCA, Richard Gebbia, and John M. Gebbia. The Amended and Restated Schedule 13D was filed to amend and restate the Schedule 13D filed on December 21, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment 1 filed on January 11, 2018, Amendment 2 filed on January 26, 2018, and Amendment 3 filed on February 26, 2018.

This Amendment is being filed by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 535 Fifth Avenue, 4th Floor, New York, NY 10017.

The Reporting Persons are filing this Amendment to report a private sale of 100,000 shares of Issuer common stock from John M. Gebbia.

This Amendment does not restate disclosures in the Amended and Restated Schedule 13D that are not being amended, and should be read in conjunction with the Amended and Restated Schedule 13D. Except as set forth herein, the Amended and Restated Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Amended and Restated Schedule 13D.

CUSIP No. 826176109	13D/A

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment 19 is hereby amended and restated as follows:

(a)	As of the date hereof:

i.	Gloria E. Gebbia is the direct beneficial owner of 10,544,054 shares of Common Stock, representing approximately 32% of outstanding Common Stock of the Issuer, and she may be deemed to share indirect beneficial ownership of a total of 116,437 shares owned by a trust of which she is a co-trustee.

ii.	John M. Gebbia is the direct beneficial owner of 1,909,091 shares of Issuer Common Stock, representing approximately 6% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 118,000 additional shares, owned by certain family members.

iii.	Richard Gebbia is the direct beneficial owner of 363,535 shares of Issuer Common Stock, representing approximately 1% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 225,273 additional shares owned by certain family members and 2,689,592 shares owned by Kimberly Gebbia.

iv.	David Gebbia is the direct beneficial owner of 1,397,318 shares of Issuer Common Stock, representing approximately 4% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 75,900 additional shares owned by certain family members.

v.	Kimberly Gebbia is the direct beneficial owner of 2,689,592 shares of Issuer Common Stock, representing approximately 8% of outstanding Common Stock of the Issuer, and she may be deemed to share indirect beneficial ownership of a total of 225,273 additional shares owned by certain family members and 363,535 shares owned by Richard Gebbia.

Each of Gloria E. Gebbia, John M. Gebbia, Richard Gebbia, David Gebbia, and Kimberly Gebbia as a member of the “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to own beneficially of the shares of Common Stock directly or beneficially owned by the other Reporting Persons, which is, in the aggregate, 17,439,200 shares. Each of the Reporting Persons disclaims the beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The percentage calculations in Item 5(a) are based on 32,505,329 total outstanding shares of Common Stock as of March 20, 2023

(b)	The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).

(c)	Except as otherwise described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Amended and Restated Joint Filing and Group Agreement, which is incorporated into this Item 6 by reference, and as otherwise set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1: Amended and Restated Joint Filing and Group Agreement, Amended on January 10, 2022

CUSIP No. 826176109	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

Kennedy Cabot Acquisition, LLC

By:

/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia

/s/ John M. Gebbia
John M. Gebbia

/s/ Richard Gebbia
Richard Gebbia

/s/ David Gebbia
David Gebbia

/s/ Kimberly Gebbia
Kimberly Gebbia